Restaurant Brands International Inc.

February 21, 2017

Popeyes Acquisition Call Script

Company Participants

Daniel Schwartz, CEO

Josh Kobza, CFO

Markus Sturm, Investor Relations

Operator:

Good day and welcome to the Restaurant Brands International Conference Call regarding the acquisition of Popeyes Louisiana Kitchen. All participants will be in listen-only mode.

Please note, this event is being recorded.

I would now like to turn the conference over to Markus Sturm, Head of Investor Relations. Please go ahead.

Markus Sturm

Thank you, Operator. Good morning everyone, and welcome to Restaurant Brands International’s earnings call regarding the acquisition of Popeyes Louisiana Kitchen. A live broadcast of this call may be accessed through the Investor Relations webpage at investor.rbi.com, and a recording will be available for replay.

Joining me on the call today are Restaurant Brands International CEO, Daniel Schwartz, and CFO, Josh Kobza.

Today’s call and earnings presentation contain forward-looking statements, which are subject to various risks set forth in the press release issued this morning and in our SEC filings.

Let’s begin on Slide 4 with the agenda for today’s call. Daniel will start with a quick overview of Restaurant Brands International and its iconic brands, and share some of the key transaction details including highlights and rationale. He will then dive a bit deeper on the Popeyes brand, including the company’s profile history and track record. Josh will talk about the growth prospects we see for Popeyes in the future and then wrap up with an overview of the transaction timeline. I’ll now turn over the call to Daniel.

Daniel Schwartz

Thanks Markus and good morning everyone. We appreciate you joining us on today’s call. We formed Restaurant Brands International just over two years ago with the merger of two of the world’s most iconic restaurant brands and I am very pleased this morning to welcome another iconic brand, Popeyes Louisiana Kitchen, to the RBI family. As with our existing two brands, the key to long-term success at Popeyes will be a focus on driving guest satisfaction and franchisee profitability.

Our brands have long and rich heritages and significant global reach. Each brand is uniquely positioned within a different and complementary sub-segment of the quick service restaurant industry, and following the acquisition of Popeyes, RBI would gain even greater scale with over 23,000 restaurants worldwide.

On slide 7, we highlight some of the key terms of the transaction. RBI will pay $79 per Popeyes share in cash, representing a 27% premium to the 30 day Volume Weighted Average Price as of February 10th, the last day before the transaction was first discussed in the press.

The form of the transaction will be a tender offer for all of the outstanding shares of Popeyes stock, subject to the receipt of more than 50% of the outstanding shares in the tender offer period.

Following the transaction, Popeyes will continue to be managed independently in the United States.

The transaction will be financed with cash on hand and incremental financing led by J.P. Morgan and Wells Fargo. We expect the transaction to be accretive to earnings and cash flow while adding further avenues for growth for the benefit of all of our shareholders, franchisees and employees.

Josh will speak later about the timeline for the closing.

Turning to Slide 9, we believe Popeyes is a classic example of a high quality, iconic restaurant brand. It operates in one of the largest and fastest growing global QSR segments and has a long and rich history dating back to 1972 when it was founded by Al Copeland in New Orleans.

We are very impressed by the fundamentals of the Popeyes business, whose restaurants have average revenues of $1.4 million in the U.S., driving compelling returns on capital which have supported consistent U.S. unit growth in recent years.

And internationally, the Company has a large and increasing presence, with restaurants in 25 countries and growing. The team has done a great job setting the foundation for future growth and we look forward to the next chapter of Popeyes as part of the RBI family.

Over the past several years, the Popeyes management team refocused the brand on its roots in New Orleans, with a rich culinary history and strong flavors. Popeyes has truly differentiated itself from its competitors with a highly distinctive brand positioning executed through consistent and effective communications that has taken the brand to another level. The brand’s positioning permeates every touch point of the guest experience, from the food to the look of the restaurants. And it is a brand that travels. New Orleans is a global brand and Popeyes, now in 26 countries, is a growing global brand that we plan to build on for many years to come.

Now turning to Slide 11, we take a look at the historical evolution of the U.S. unit economics. The Popeyes team has done an excellent job consistently growing average restaurant sales and franchisee profitability, roughly doubling the level of restaurant-level EBITDAR from 2008 to 2015. This has allowed franchisees to reinvest in re-imaging their restaurants, bringing the U.S. system to almost an entirely modern image at this point, which we believe provides us with a significant competitive advantage. The compelling unit economics of Popeyes restaurants are also driving interest in building new restaurants which we will talk about in a few minutes. The Popeyes team shares our focus on franchisee profitability and we will continue to focus on growing franchisee profitability in the years to come.

Slide 12 is a reflection of the strength of the brand, Popeyes franchisees and the remarkable work that the team has done. Popeyes has consistently grown same store sales ahead of the market and grown the footprint of the brand, both in the U.S. and internationally, with high quality new restaurants producing strong profitability for the franchise partners. Now I’ll turn the call over to Josh to share some perspectives on where we see the brand going in the future.

Josh Kobza

Thanks Daniel. On Slide 14, we provide an overview of the existing store footprint which shows the highly franchised and growing profile of the business. In the United States, Popeyes has been adding new units, generating new jobs and business opportunities for local franchisees in the communities where they operate. We are excited to continue on this path and expand the pace of growth with existing and new partners in the U.S. over the coming years. In international markets, there are more than 600 Popeyes restaurants in 25 countries across the globe. We expect the pace of growth of the brand to accelerate in international markets, with a number of new development agreements signed in just the past year. Finally, Popeyes has around 50 company restaurants, primarily in its Heritage markets of Memphis and New Orleans, similar to Burger King, where we have 50 company restaurants in the Miami market where the brand was founded in 1954.

Turning to Slide 15, Popeyes has about two thousand restaurants in the United States today, making it one of the largest players in the industry. We are encouraged by both the performance of new restaurants across geographies and the size of the opportunity that has yet to be explored in the U.S., and we think that there are decades of exciting growth for the brand and its franchisees in this country.

On Slide 16, Popeyes’s international footprint shows even more opportunity in an exciting global segment of the QSR market. Chicken is a popular category across the world and we are thrilled by the prospect of having such a high quality brand to address this segment going forward. As we look at the size of some of our peers in markets like Asia, we see huge potential for growth over decades to come. Fortunately, the Popeyes team has been laying the foundation for this growth over the past few years, building the supply chain, marketing, and operational knowledge of how to be successful with Popeyes globally, and we look forward to working together on accelerating the pace of global growth.

On Slide 17, we wanted to provide some perspective, so we went back in time to 2010. Back then, Burger King was growing approximately 170 net new restaurants per year, and over the course of the past 6 years we have been able to increase the pace of growth to 735 net new restaurants per year as of 2016. Popeyes is growing at a similar pace today as Burger King was in 2010, and our strategy will be much the same – to grow the size of the brand by working closely with existing and new franchise partners all around the world.

Wrapping up on page 19, as Daniel mentioned the transaction is expected to be completed via a tender offer that will be launched within 10 business days. It will stay open for 20 business days, leading to an expected closing date in early April. More details can be found in the securities filings with the SEC and the Canadian securities regulators that we will be filing in connection with the transaction. I’ll now hand the call back to Daniel.

Daniel Schwartz

Thanks, Josh. As I said earlier, we are very excited to welcome the iconic Popeyes brand to the RBI family today and look forward to many, many more years of growth in the United States and around the world with this brand and our other brands, Burger King and Tim Hortons. We continue to believe that the key to long-term success for all of our brands will be our focus on driving guest satisfaction and franchisee profitability. I want to thank everyone for joining us this morning and we look forward to speaking with you again during our Q1 earnings call.

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